SEC  ISSION

08032610

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore and Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Avenue, Suite 2400
(No. and Street)

Clayton (City) Missouri (State) 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stewart J. Deutsch, Jr. (314) 727-5225
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk, Fasani, Ramsey, Kruse and Company, P.C.
(Name – *if individual, state last, first, middle name*)

12412 Powerscourt Drive, Suite 125 (Address) St. Louis (City) Missouri (State) 63131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 28 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore and Company, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DONNA FREDERICK
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: April 26, 2011
Commission Number: 07422874

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH, MOORE & CO.

(An S Corporation)

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED JUNE 30, 2008

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

SMITH, MOORE & CO

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

Year ended June 30, 2008

TABLE OF CONTENTS

Hauk, Fasani, Ramsey, Kruse & Company, P.C.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

We have audited the statement of financial condition of Smith, Moore & Co. (an S corporation) as of June 30, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smith, Moore & Co. as of June 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



HAUK, FASANI, RAMSEY, KRUSE & COMPANY, P.C.
Certified Public Accountants

August 25, 2008

12412 POWERSCOURT DRIVE • SUITE 125 • ST. LOUIS, MISSOURI 63131 • PHONE 314-909-0059 • FAX 314-909-1981

SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION

June 30, 2008

ASSETS

Cash	$	23,265
Cash and securities segregated under federal and other regulations		5,069,935
Receivable from brokers-dealers and clearing organizations		341,147
Receivable from customers		7,536,970
Receivable from officers		29,568
Securities owned, at market value:		
U.S. and Canadian government obligations		131
State and municipal government obligations		615,964
Stocks		419,680
Securities owned, not readily marketable, at estimated fair value		34,817
Other assets		762,404
Total assets	$	14,833,881

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable, bank	$	4,315,000
Payable to broker-dealers and clearing organizations		458,064
Payable to customers		5,834,722
Payable to officers		441,337
Accounts payable, accrued liabilities and expenses		724,615
Total liabilities		11,773,738
Stockholders' equity:		
Common stock, par value $1 per share; authorized 100,000 shares, issued 20,700 shares of which 8,275 shares are held as treasury stock		20,700
Additional paid-in capital		1,345,071
Retained earnings		2,937,074
		4,302,845
Less: Treasury stock, at cost		1,242,702
Total stockholders' equity		3,060,143
Total liabilities and stockholders' equity	$	14,833,881

The accompanying notes are an integral part of these financial statements

SMITH, MOORE & CO.

STATEMENT OF INCOME

Year ended June 30, 2008

Revenues:		
Commissions	$	5,117,022
Principal transactions		13,347
Investment banking		69,035
Sales of investment company shares		782,797
Interest and dividends		683,742
Solicitation fees		1,076,284
Other revenues		663,579
Total revenues		8,405,806
Expenses:		
Employee compensation and benefits		4,840,196
Brokerage and clearing fees		551,216
Communications		411,017
Occupancy and equipment		799,471
Interest		190,588
Other operating expenses		554,652
Total expenses		7,347,140
Net Income	$	1,058,666

The accompanying notes are an integral part of these financial statements

SMITH, MOORE & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended June 30, 2008

	Common Stock		Paid-in	Retained	Treasury	
	No. of Shares	Amount	Capital	Earnings	Stock	Total
Balance, June 30, 2007	20,700	$ 20,700	$ 1,275,746	$ 2,778,408	$(1,173,377)	$ 2,901,477
Net gain on treasury stock transaction			69,325		(69,325)	-
Distributions				(900,000)		(900,000)
Net Income				1,058,666		1,058,666
Balance, June 30, 2008	20,700	$ 20,700	$ 1,345,071	$ 2,937,074	$(1,242,702)	$ 3,060,143

The accompanying notes are an integral part of these financial statements

SMITH, MOORE & CO.

STATEMENT OF CASH FLOWS

Year ended June 30, 2008

Cash flows from operating activities:		
Net income	$	1,058,666
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation and amortization		57,365
<Increase> decrease in operating assets:		
Cash and securities segregated under federal and other regulations		(5,046,050)
Brokers-dealers and clearing organizations, net		(296,145)
Receivable from customers, net		847,253
Receivable from officers, net		92,248
Securities owned, net		910,692
Other assets		174,543
<Decrease> increase in operating liabilities:		
Accounts payable, accrued liabilities/expenses		(67,161)
Net cash used by operating activities		(2,268,589)
Cash flows from investing activities:		
Purchases of property and equipment		(284,104)
Cash flows from financing activities:		
Proceeds from bank loans, net		3,415,000
Distributions to stockholders		(900,000)
Net cash provided by financing activities		2,515,000
Net decrease in cash		(37,693)
Cash at beginning of year		60,958
Cash at end of year	$	23,265

Supplemental cash flows disclosure:
Operating activities include interest payments of $190,588

The accompanying notes are an integral part of these financial statements

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS - Smith, Moore & Co. is a registered securities broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company executes principal and agency securities transactions, provides investment banking services and offers correspondent clearing and execution services for another firm. The majority of the Company's clients are individuals residing in the St. Louis, Missouri and Jefferson City, Missouri metropolitan areas. During the year, the Company opened a new branch office in Columbia, Missouri and is in the process of opening branch offices in Springfield, Missouri and Boonville, Missouri.

SECURITIES TRANSACTIONS – Commissions, principal transactions, and related clearing expenses are recorded on a trade date basis.

SECURITIES OWNED - Securities owned and securities sold not yet purchased, are valued at current market prices. Any unrealized gain or losses are reflected in revenues as principal transactions gains and losses.

EQUIPMENT AND FURNITURE – Equipment, furniture and leasehold improvements (included in other assets) with a net book value of $335,482 are carried at cost. Depreciation is computed on a straight-line basis. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and improvements are capitalized.

SECURITIES HELD FOR CUSTOMERS - Values of securities held for customers are not recorded in the financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash and securities of $5,069,935 are segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to broker-dealers and clearing organizations include amounts arising from normal cash and margin transactions. Transactions are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying financial statements.

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2008, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 227,947	$ 458,064
Deposits for securities borrowed	113,200	
	$ 341,147	$ 458,064

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS OR OFFICERS

Accounts receivable from and payable to customers or officers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Substantially all amounts payable to customers are subject to withdrawal upon customer request.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

5. EQUIPMENT AND FURNITURE

Equipment, furniture and leasehold improvements consist of the following at June 30, 2008:

		Estimated Life
Computers and office equipment	$ 233,149	5 to 7 yrs.
Furniture and fixtures	135,743	5 to 7 yrs.
Leasehold improvements	87,891	5 yrs.
	456,783	
Less: Accumulated depreciation and amortization	121,301	
	$ 335,482	

Depreciation and amortization, using the straight-line method, charged to occupancy and equipment expense, was $57,365 during the fiscal year ended June 30, 2008.

6. NOTES PAYABLE, BANK

The Company has five credit arrangements with U.S. Bank, N.A.. One agreement is secured by customer owned securities, two agreements are secured by securities owned by specific customers, one agreement is secured by officers' securities and one agreement is secured by Company owned securities. Each credit agreement requires interest at the bank's federal funds rate plus 1.00 percent. The notes are due on demand or, if no demand is made, then on September 30, 2008. The maximum loan commitment in aggregate with U.S. Bank, N.A. is $30,000,000.

The loans outstanding at June 30, 2008 with the approximate market value of securities held as collateral were:

	Outstanding Amount	Value of Collateral
Customer owned securities	$ 500,000	$ 657,095
Company owned securities	900,000	1,051,851
Single customer owned securities	2,915,000	3,764,393
	$ 4,315,000	

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space at four locations under lease agreements classified as operating leases during the year ended June 30, 2008. The leases expire in August 2009, May 2010 and two of the locations in December 2012. The Company has also entered into lease agreements classified as operating leases for two additional locations beginning in August 2008 that expire in July 2009 and July 2013. The Company has an operating lease agreement on copy machines that expires in March 2011.

Minimum future rental payments as of June 30, 2008 for future years and in the aggregate are:

Year ended June 30,	Amount
2009	$ 427,863
2010	229,779
2011	183,704
2012	168,428
2013	135,560
Total minimum future rental payments	$1,145,334

Rental expense for the items above was $345,409 for fiscal year 2008.

In addition, the Company is provided securities information services under various contracts. Payments of $197,007 were charged to operating expense in fiscal year 2008. The commitments are similar for the fiscal year 2009.

The Company has a contract for computer services extending for six years that began June 14, 2006. Payments under the contract are based on the volume of the Company's business with a minimum charge of $10,000 per month.

8. RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees (SIMPLE) plan for eligible employees. The Company makes a matching contribution up to three percent of an employee's compensation. During the fiscal year ended June 30, 2008, Company contributions to the plan charged to operations were $106,774.

SMITH, MOORE & CO.

NOTES TO FINANCIAL STATEMENTS

9. INCOME TAXES

The Company files its corporate income tax returns using a December 31 year end. The Company has elected to be treated as a Subchapter S corporation for federal and Missouri state income tax purposes. As a result, net taxable federal and Missouri income is reported and taxed on the returns of the individual stockholders. Included in other operating expenses are corporate franchise taxes for Missouri.

10. CONCENTRATIONS OF CREDIT RISK

The Company maintains several checking accounts with local banks. The banks provide $100,000 of deposit insurance through the Federal Depositors Insurance Corporation. There were no amounts in excess of insured limits at June 30, 2008.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions requiring the services of counterparties that are primarily broker-dealers, banks and other financial institutions. In the event the customer or other counterparties do not fulfill their contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss, the Company may be exposed to off-balance sheet risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. The Company's exposure to off-balance sheet risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions is identical for unsettled or settled transactions and can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

Generally, customer margin account balances are secured by marketable securities controlled by the Company. The Company's policy is to monitor required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary. Also, it is the Company's policy to review, as necessary, the credit standing of each counterparty and customer with whom the company does business.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the balance sheet.

11. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. The rule provides that aggregate indebtedness, as defined, may not exceed 1,500 percent (15 to 1) of net capital, as defined. The rule also provides that equity capital may not be withdrawn if the resulting relationship of aggregate indebtness to net capital would exceed 1,000 percent (10 to 1). At June 30, 2008 the Company's aggregate indebtedness was $11,773,738 and net capital was $2,409,450 for a percentage of aggregate indebtedness to net capital of 489 percent. The Company's net capital in excess of the minimum required was $1,624,534. The percentage of aggregate indebtedness to net capital may fluctuate on a daily basis.

Hauk, Fasani, Ramsey, Kruse & Company, P.C.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

ACCOUNTANTS' REPORT ON INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on pages 13 through 20 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



HAUK, FASANI, RAMSEY, KRUSE & COMPANY, P.C.
Certified Public Accountants

August 25, 2008

12412 POWERSCOURT DRIVE • SUITE 125 • ST. LOUIS, MISSOURI 63131 • PHONE 314-909-0059 • FAX 314-909-1981

SMITH, MOORE & CO.

COMPUTATION OF NET CAPITAL (PURSUANT TO RULE 15c3-1)

BROKER OR DEALER
Smith, Moore, & Co. as of 06/30/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)				$ 3,002,652	3480
2. Deduct: Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				3,002,652	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 3,002,652	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 489,212	3540		
1. Additional charges for customers' and non-customers' security accounts			3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver:			3570		
1. number of items	3450				
C. Aged short security differences-less reserve of	$ 3460		3580		
number of items	3470				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges			3600		
F. Other deductions and/or charges		2,308	3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(491,520)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions				$ 2,511,132	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper			3680		
2. U.S. and Canadian government obligations		6	3690		
3. State and municipal government obligations		36,335	3700		
4. Corporate obligations			3710		
5. Stocks and warrants		65,341	3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities			3734		
D. Undue concentration			3650		
E. Other (List)			3736	(101,682)	3740
10. Net Capital				$ 2,409,450	3750

OMIT PENNIES

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2008.

SMITH, MOORE & CO.

COMPUTATION OF NET CAPITAL (PURSUANT TO RULE 15c3-1) (continued)

BROKER OR DEALER
Smith, Moore, & Co. as of 06/30/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11. Minimal net capital required (6-2/3% of line 19)	$	784,916	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	784,916	3760
14. Excess net capital (line 10 less 13)	$	1,624,534	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	1,232,076	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line				Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			$	11,773,738	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))			$		3838
19. Total aggregate indebtedness			$	11,773,738	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	488.65	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			%	488.65	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	%		3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

OTHER

Part C

Line		Amount	Code
29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2008.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3

BROKER OR DEALER	
Smith, Moore, & Co.	as of 06/30/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE

(See Rule 15c3-3, Exhibit A and Related Notes)

Item	Amount	Code	Total	Code
CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 5,861,998	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	3,415,000	4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)	455,010	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	11,786	4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)	1,081,543	4425		
11. TOTAL CREDITS			$ 10,825,337	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 7,460,645	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	108,524	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	19,518	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	1,081,543	4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 8,670,230	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			( )	4471
20. ** TOTAL 15c3-3 DEBITS			8,670,230	4472
RESERVE COMPUTATION				
21. Excess of total debits over total credits (line 20 less line 11)			$	4480
22. Excess of total credits over total debits (line 11 less line 20)			2,155,107	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits				4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			5,069,936	4510
25. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities			(2,850,000)	4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities			$ 2,219,936	4530
27. Date of deposit (MMDDYY)			07/01/08	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2008.

SMITH, MOORE & CO.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$ 99,662	4586
A. Number of items	1	4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D		4588
A. Number of items	$	4589
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No ______ [4585]

NOTES

A–Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B–State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C–Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D–Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

No material differences exist between the computation above and the one filed by Smith, Moore & Co. on FOCUS Report Part II as of June 30, 2008.

Hauk, Fasani, Ramsey, Kruse & Company, P.C.
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Smith Moore & Co.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Smith, Moore & Co. for the year ended June 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Smith, Moore & Co. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12412 POWERSCOURT DRIVE • SUITE 125 • ST. LOUIS, MISSOURI 63131 • PHONE 314-909-0059 • FAX 314-909-1981

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



HAUK, FASANI, RAMSEY, KRUSE & COMPANY, P.C.
Certified Public Accountants

August 25, 2008

END